Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

03 SEP -3 AM 7:21

29/08/2003


03029876

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 29/08/2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 9/9

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

29 August, 2003

The Australian Stock Exchange Limited
Company Announcement Office

Dear Sir

RE: SAM'S SEAFOOD HOLDINGS LIMITED – PROPOSED TAKEOVER OFFER – GLOBAL SEAFOOD AUSTRALIA LIMITED

Sam's Seafood announces its formal withdrawal of the proposed offer to acquire all of the ordinary shares in Global Seafood Australia Limited ("Global") as released to the ASX on Friday, 18 July 2003.

The necessity for the decision has been brought about following the market announcement by Global after the close of trade on Tuesday, 26 August 2003. The announcement represented a brief statement by the Board of Global detailing their decision to write down to zero the Company's goodwill and brand values in its entirety for the 2002/2003 financial year. The Global announcement identified that these write downs were in the vicinity of $5.542 million which, when combined with the already projected trading loss (as previously announced to the ASX) of $1.4 million, would appear that the total loss to be experienced by Global for the 2003 financial year is in the order of $7 million.

The Board of Sam's are understandably concerned by this quite unexpected announcement and the enormity of these circumstances. As a consequence, Sam's Seafood hereby formally withdraws the proposed bid, in recognition and consideration of the many variables surrounding this campaign.

For some time, despite an apparent ominous financial performance, the Board of Global has been optimistic regarding the Company's attempted financial recovery and in particular, the ability to maintain Global's well-established brands. In reaching this regrettable decision to abandon the bid for Global, Sam's Seafood have cited the historically, contradictory comments by the Company.

Initially, the commercial appeal of Global was the superficial value of its established and recognised brands both locally and overseas. Seemingly now however, presumably in the context of finalising the Company's annual financial statements for the year ended 2003, after only two poor financial years, the Board of Global are unable to maintain or justify any value for their previously stated $5.5 million worth of intangible assets.

Despite Sam's Seafood being inherently aware of Global's publicised projected trading loss, the Company could not foresee this recent dramatic change. In response to Global's recent market announcement and in vigilant consideration of all aspects relating to appropriate due diligence, Sam's Seafood formally withdraws its offer for Global effective immediately.

In the interests of our shareholders and Company itself, Sam's Seafood can not proceed further with the campaign to acquire Global Seafood.

Yours faithfully,

Grahame Denovan
Chairman

For further information, please contact:

Anna Whybird   Black Ink PR & Communications   0403 532 218